SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under

Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 5)

PLAINS RESOURCES INC.

(Name of the Issuer)

Plains Resources Inc., James C. Flores, John T. Raymond,

Vulcan Energy Corporation, Sable Investments, L.P. and Sable Investments, LLC

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

726540503

(CUSIP Number of Class of Securities)

E. Lynn Hill Chief Accounting Officer Plains Resources Inc. 700 Milam, Suite 3100 Houston, TX 77002 (832) 239-6000	David Capobianco Vice President and Secretary Vulcan Energy Corporation 505 5th Avenue South Suite 900 Seattle, WA 98104 (206) 342-2000

copy to:	copy to:
Michael E. Dillard, P.C. Julien R. Smythe Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, TX 77002 (713) 220-5800	Frank Ed Bayouth II Skadden, Arps, Slate, Meagher & Flom LLP 1600 Smith Street, Suite 4400 Houston, TX 77002 (713) 655-5100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or the fairness of the transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE*

Transaction value	Amount of Filing Fee
$385,161,498.00	$48,799.96

* The filing fee of $48,799.96 was calculated pursuant to Exchange Act Rule 0-11(c)(1) and is based on (1) the aggregate number of 22,675,700 shares of Plains Resources common stock, $0.10 par value per share (the “Common Stock”), consisting of 22,599,200 shares of Common Stock outstanding plus the 76,500 restricted units representing the right to purchase Common Stock multiplied by the $16.75 per share merger consideration; plus (ii) the cash-out value of 1,610,785 options representing the right to purchase Common Stock. The filing fee was then calculated by multiplying the resulting transaction cash value of $385,161,498.00 by 0.00012670.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $48,799.96

Form or Registration No.: Schedule 14A

Filing Party: Plains Resources Inc.

Date Filed: March 2, 2004

INTRODUCTION

This Amendment No. 5 (this “Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the
“Schedule 13E-3”) is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Plains Resources Inc., a Delaware corporation (“Plains Resources”), (2) James C. Flores and John T. Raymond (together with their affiliates, Sable Investments, L.P. and Sable Investments, LLC, the “Management Stockholders”), and (3) Vulcan Energy Corporation, a newly formed Delaware corporation (“Vulcan Energy”) that is 100% owned by Paul G. Allen and the Management Stockholders following the merger discussed below. The preceding persons are collectively referred to herein as the “Filing Persons,” and individually as a “Filing Person.”

The purpose of this Amendment is to file a final amendment to the Schedule 13E-3 pursuant to Rule 13e-3(d)(3) of the Exchange Act.

This Schedule 13E-3 relates to the merger of Prime Time Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Vulcan Energy (“Vulcan Merger Subsidiary”), with and into Plains Resources (the “Merger”) pursuant to an Agreement and Plan of Merger, dated as of February 19, 2004 and amended on July 12, 2004 (the “Merger Agreement”), by and among Vulcan Energy, the Vulcan Merger Subsidiary and Plains Resources.

Copies of the proxy statement and the proxy statement supplement are incorporated by reference herein as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Appendix A to the proxy statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act.

The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items in this Schedule 13E-3. The information contained in the proxy statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules, exhibits, appendices and annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the proxy statement.

All information contained in, or incorporated by reference in, this Schedule 13E-3 concerning Plains Resources has been supplied by Plains Resources and no other Filing Person takes responsibility for the accuracy of any information not supplied by such Filing Person. The information contained in this Schedule 13E-3 and/or the proxy statement, as supplemented, concerning each Filing Person other than Plains Resources was supplied by each such Filing Person and no other Filing Person, including Plains Resources, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 15. Additional Information

Regulation M-A

Item 1011

(b)	Other Material Information. At the July 22, 2004 special meeting of the Plains Resources stockholders, holders of approximately 88.87% of the outstanding shares of Plains Resources common stock entitled to vote at the special meeting were represented in person or by proxy. At the special meeting, the Merger Agreement and the Merger were formally approved and adopted by the holders of approximately 54.49% of the outstanding Plains Resources common stock entitled to vote at the special meeting (which represents approximately 61.32% of the shares of common stock represented at the special meeting). On July 23, 2004, Plains Resources filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger and the other transactions contemplated under the Merger Agreement were closed. The Merger became effective as of the date of the filing, at which time:

•	each share of Plains Resources common stock outstanding at the effective time of the Merger (other than shares held directly or indirectly by Vulcan Energy or Plains Resources and other than shares held by dissenting stockholders who exercise and perfect their appraisal rights under Delaware law) was converted into the right to receive $17.25 in cash;

•	each share of restricted common stock of Plains Resources (other than restricted shares held by the Management Stockholders) became fully vested and was converted into the right to receive $17.25 in cash;

•	each option to purchase shares of Plains Resources common stock (other than stock options held by the Management Stockholders) became fully vested and exercisable, and each holder of options to purchase shares of Plains Resources common stock (other than the Management Stockholders) will receive an amount in cash equal to the number of unexercised shares subject to such option times the excess of $17.25 over the per share exercise price of the option; and

•	each outstanding restricted stock unit (other than restricted stock units held by the Management Stockholders) became fully vested and payable and treated as a share of Plains Resources common stock and exchanged for $17.25 in cash.

As a result of the merger, the stockholders of Plains Resources (other than Vulcan Energy and its affiliates and the Management Stockholders) will no longer have any interest in, and will no longer be stockholders of, Plains Resources and will not participate in the future earnings or growth of Plains Resources, if any. In addition, the Plains Resources common stock will no longer be publicly traded.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2004	PLAINS RESOURCES INC.

By: /s/ John T. Raymond
Name: John T. Raymond
Title: Chief Executive Officer

Dated: July 23, 2004	/s/ James C. Flores
James C. Flores

Dated: July 23, 2004	/s/ John T. Raymond
John T. Raymond

Dated: July 23, 2004	VULCAN ENERGY CORPORATION

By: /s/ David N. Capobianco
Name: David N. Capobianco
Title: Vice President

Dated: July 23, 2004	SABLE INVESTMENTS, L.P.

By: its general partner, SABLE INVESTMENTS, LLC By: /s/ James C. Flores
James C. Flores, its sole member

Dated: July 23, 2004	SABLE INVESTMENTS, LLC

By: /s/ James C. Flores
James C. Flores, its sole member